Nasdaq Regulation

By Electronic Mail

January 21, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 20, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from European Sustainable Growth Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units each consisting of one Class A ordinary share and one-half of one Redeemable Warrant

Ordinary Shares, par value $0.0001 per share

Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts